UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

M/I HOMES, INC . (Formerly M/I Schottenstein Homes, Inc.

(Name of Issuer)

Common Shares, $.01 par value

(Title of Class of Securities)

55305B-10-1

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided  in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55305B-10-1

1.
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Certain members of the Irving E. Schottenstein family are filing this Amendment No. 7 to Schedule 13G as a group. The members of the group are Irving E. Schottenstein, Robert H. Schottenstein, Steven Schottenstein, Gary L. Schottenstein and Linda S. Fisher.

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X (b)

	3.	SEC Use Only

	4.	Citizenship or Place or Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power – 3,271,600 as of December 31, 2003 (See Item 4 below for number of shares beneficially owned by each member of group)
	6.	Shared Voting Power – -0- as of December 31, 2003 (See Item 4 below for number of shares beneficially owned by each member of group)
	7.	Sole Dispositive Power – 3,271,600 as of December 31, 2003 (See Item 4 below for number of shares beneficially owned by each member of group)
	8.	Shared Dispositive Power – -0- as of December 31, 2003 (See Item 4 below for number of shares beneficially owned by each member of group)

	9.	Aggregate Amount Beneficially Owned by Each Reporting Person – 3, 271,600 as of December 31, 2003 (See Item 4 below for number of shares beneficially owned by each member of group)

	10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

	11.	Percent of Class Represented by Amount in Row (9) – 22.8% as of December 31, 2003 (See Item 4 below for percent of class beneficially owned by each member of group)

	12.	Type of Reporting Person (See Instructions) IN

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Item 1	(a)	Name of Issuer. M/I Homes, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 3 Easton Oval Columbus, Ohio 43219
Item 2	(a)
Name of Person Filing.
Pursuant to Rule 13d-1(k) (1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), certain members of the Irving E. Schottenstein family are filing this Amendment No. 7 to Schedule 13G as a group.

The individual members of the group on behalf of whom this Amendment No. 7 to Schedule 13G is being filed consist of:

Irving E. Schottenstein, individually, as a member and co-manager of each of IES Family Holdings No. 1, LLC, IES Family Holdings No. 2, LLC, IES Family Holdings No. 3, LLC and IES Family Holdings No. 4, LLC and as a trustee of a trust for the benefit of Steven Schottenstein’s descendants

Robert H. Schottenstein, individually and as a member and co-manager of IES Family Holdings No. 2, LLC

Steven Schottenstein, individually and as a member and co-manager of IES Family Holdings No. 4, LLC

Gary L. Schottenstein, individually and as a member and co-manager of IES Family Holdings No. 1, LLC

Linda S. Fisher, as a member and co-manager of IES Family Holdings No. 3, LLC

	(b)	Address of Principal Business Office or, if none, Residence. c/o Robert H. Schottenstein 3 Easton Oval Columbus, Ohio 43219
	(c)	Citizenship. United States of America
	(d)	Title of Class of Securities. Common Shares, $.01 par value
	(e)	CUSIP Number. 55305B-10-1
Item 3	Not applicable

Item 4	Ownership.
	(a)	Amount beneficially owned: 3,271,600 Common Shares as of December 31, 2003 (1)
	(b)	Percent of class: 22.8% as of December 31, 2003 (1)
	(c)	Number of Common Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,271,600 as of December 31, 2003 (1)
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 3,271,600 as of December 31, 2003 (1)
(iv) Shared power to dispose or to direct the disposition of: None

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(1) The following information is provided as of December 31, 2003. As of such date,

(a)   547,100 of the Common Shares shown (3.8%) are held of record by IES Family Holdings No. 1, LLC, an Ohio limited liability company. Irving E. Schottenstein and Gary L. Schottenstein are the sole members and co-managers of IES Family Holdings No. 1, LLC and hold 25.3% and 74.7% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Gary L. Schottenstein share voting and dispositive power with respect to such 547,100 Common Shares;

(b)   855,400 of the Common Shares shown (6.0%) are held of record by IES Family Holdings No. 2, LLC, an Ohio limited liability company. Irving E. Schottenstein and Robert H. Schottenstein are the sole members and co-managers of IES Family Holdings No. 2, LLC and hold 25.0% and 75.0% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Robert H. Schottenstein share voting and dispositive power with respect to such 855,400 Common Shares;

(c)   792,900 of the Common Shares shown (5.6%) are held of record by IES Family Holdings No. 3, LLC, an Ohio limited liability company. Irving E. Schottenstein and Linda S. Fisher are the sole members and co-managers of IES Family Holdings No. 3, LLC and hold 20.9% and 79.1% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Linda S. Fisher share voting and dispositive power with respect to such 792,900 Common Shares;

(d)   905,800 of the Common Shares shown (6.4%) are held of record by IES Family Holdings No. 4, LLC, an Ohio limited liability company. Irving E. Schottenstein and Steven Schottenstein are the sole members and co-managers of IES Family Holdings No. 4, LLC and hold 22.5% and 77.5% of the membership interests therein, respectively. As co-managers, Irving E. Schottenstein and Steven Schottenstein share voting and dispositive power with respect to such 905,800 Common Shares; and

(e) 170,400 of the Common Shares shown (1.2%) are beneficially owned by the members of the group as follows:

(i) In addition to the 3,101,200 Common Shares (21.8%) that he beneficially owns as described in notes 1(a) through 1(d) above, Irving E. Schottenstein beneficially owns 108,600 Common Shares (0.8%). 69,600 of these Common Shares (0.5%) are held by Irving E. Schottenstein, as trustee of the Steven Schottenstein Descendants Trust. As trustee, Irving E. Schottenstein is empowered to exercise all rights with regard to such 69,600 Common Shares. 39,000 of these Common Shares (0.3%) underlie currently exercisable stock options;

(ii) In addition to the 855,400 Common Shares (6.0%) that he beneficially owns as described in note 1(b) above, Robert H. Schottenstein beneficially owns 29,000 Common Shares (0.2%) that underlie currently exercisable stock options;

(iii) In addition to the 905,800 Common Shares (6.4%) that he beneficially owns as described in note 1(d) above, Steven Schottenstein beneficially owns 29,000 Common Shares (0.2%) that underlie currently exercisable stock options; and

(vi) In addition to the 547,100 Common Shares (3.8%) that he beneficially owns as described in note 1(a) above, Gary L. Schottenstein beneficially owns 3,800 Common Shares (0.03%) that underlie currently exercisable stock options.

On February 11, 2004, Irving E. Schottenstein passed away. Changes in beneficial ownership as a result thereof will be reported in future filings.

In addition, with respect to the 69,600 Common Shares shown above in note 1(e)(i) as held as of December 31, 2003 by Irving E. Schottenstein, as trustee of the Steven Schottenstein Descendants Trust, on January 15, 2004, such Common Shares were transferred to SAAS Trust Holdings, LLC, an Ohio limited liability company whose sole members are trusts for the benefit of Steven Schottenstein and his children. Steven Schottenstein is the sole manager of SAAS Trust Holdings, LLC and has sole voting and dispositive power with respect to such Common Shares. For purposes of all future filings pursuant to Section 13(d) or 13(g) of the Exchange Act (and the rules promulgated thereunder), the Common Shares held of record by SAAS Trust Holdings, LLC will be reported as beneficially owned solely by Steven Schottenstein, as sole manager of SAAS Trust Holdings, LLC.

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Each of the undersigned disclaims beneficial ownership of the Common Shares owned by other members of his or her family (other than those Common Shares held of record by a limited liability company of which he or she is a member and co-manager as described in notes 1(a) through 1(d) above), and this filing shall not be construed as an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act, or otherwise, the beneficial owner of any such Common Shares of another of the undersigned.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person
See Note (1) to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8	Identification and Classification of Members of the Group
In lieu of a separate exhibit, see Item 2(a).

Item 9	Notice of Dissolution of a Group
Not applicable.

Item 10	Certification
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*

Date: February 17, 2004

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein*
on behalf of Irving E. Schottenstein, individually, as a member and co-manager and as trustee

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein
individually and as a member and co-manager

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein*
as Attorney-in-Fact for the Following Persons:

Steven Schottenstein
individually and as a member and co-manager

Linda S. Fisher
as a member and co-manager

By:	/s/ Gary L. Schottenstein

Gary L. Schottenstein
individually and as a member and co-manager

* In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 7 to the Schedule 13G filed on August 13, 1997 (as amended by Amendment No.1 filed on October 17, 1997, Amendment No. 2 filed on February 16, 1999, Amendment No. 3 filed on February 11, 2000, Amendment No. 4 filed on February 13, 2001, Amendment No. 5 filed on February 12, 2002 and Amendment No. 6 filed on February 10, 2003) with the Securities and Exchange Commission on behalf of the above listed parties, is filed pursuant to an agreement among the above listed parties, which is attached hereto as EXHIBIT A. In the interest of filing this Amendment No. 7 to Schedule 13G on a timely basis, Robert H. Schottenstein executed this Amendment No. 7 to Schedule 13G on behalf of his late father, Irving E. Schottenstein who passed away on February 11, 2004. Irving E. Schottenstein had previously executed a Power of Attorney (a copy of which is attached to the Schedule 13G filed on August 13, 1997) authorizing Robert H. Schottenstein to execute any instrument necessary to comply with Section 13 of the Securities Exchange Act of 1934, as amended. The Powers of Attorney authorizing Robert H. Schottenstein to act on behalf of Steven Schottenstein and Linda S. Fisher are attached to the Schedule 13G filed on August 13, 1997.

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EXHIBIT A

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 7 to Schedule 13G, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.

Date: February 17, 2004

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein**
on behalf of Irving E. Schottenstein, individually, as a member and co-manager and as trustee

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein
individually and as a member and co-manager

By:	/s/ Robert H. Schottenstein

Robert H. Schottenstein**
as Attorney-in-Fact for the Following Persons:

Steven Schottenstein
individually and as a member and co-manager

Linda S. Fisher
as a member and co-manager

By:	/s/ Gary L. Schottenstein

Gary L. Schottenstein
individually and as a member and co-manager

** In the interest of filing this Amendment No. 7 to Schedule 13G on a timely basis, Robert H. Schottenstein executed this Exhibit A to Schedule 13G on behalf of his late father, Irving E. Schottenstein who passed away on February 11, 2004. Irving E. Schottenstein had previously executed a Power of Attorney (a copy of which is attached to the Schedule 13G filed on August 13, 1997) authorizing Robert H. Schottenstein to execute any instrument necessary to comply with Section 13 of the Securities Exchange Act of 1934, as amended. The Powers of Attorney authorizing Robert H. Schottenstein to act on behalf of Steven Schottenstein and Linda S. Fisher are attached to the Schedule 13G filed on August 13, 1997.

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